Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

October 10, 2012

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that total production at its four operating mines in Mexico for the third quarter ending September 30, 2012, reached 2,438,085 equivalent ounces of silver, representing a 36% increase compared to the same quarter in 2011.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

October 10, 2012

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR	October 10, 2012
NYSE - AG
Frankfurt – FMV (WKN: A0LHKJ)

First Majestic Produces a Record 2.44 Million Silver Equivalent Ounces
in Third Quarter

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production at its four operating mines in Mexico for the third quarter ending September 30, 2012, reached 2,438,085 equivalent ounces of silver, representing a 36% increase compared to the same quarter in 2011. Total silver production for the quarter consisted of 2,205,237 ounces of silver, representing a 29% increase compared to the same quarter in 2011. In addition, 3,307,944 pounds of lead and 844,953 pounds of zinc were produced representing increases of 75% and 100%, respectively, compared to the same quarter in the previous year. Also, 1,537 ounces of gold was produced, representing an increase of 276% compared to the third quarter of 2011.

Keith Neumeyer, CEO and President of First Majestic, states, “I would like to congratulate the entire First Majestic team for their efforts at reaching the milestone of producing over 2 million ounces of pure silver for the first time in the Company's history in a single quarter. With the additional production from La Guitarra, total silver production grew well past the 2 million ounce mark. Over the next several quarters as Del Toro begins to ramp up production and La Guitarra is further expanded, we can envision attaining the next major milestone of producing 3 million ounces of pure silver per quarter.”

Production Details Table:

Consolidated (all mines)	Quarter Ended September 30, 2012	Quarter Ended September 30, 2011	% Variance
Ore processed / tonnes milled	666,688	530,159	26%
Total production - ounces of silver equivalent	2,438,085	1,791,770	36%
Silver ounces produced (pure silver)	2,205,237	1,708,865	29%
Combined Silver Grades (g/t)	167	188	(11)%
Combined Silver Recoveries (%)	62	53	16%
Pounds of lead produced	3,307,944	1,891,991	75%
Equivalent ounces from lead	99,263	54,319	83%
Pounds of zinc produced	844,953	0	100%
Equivalent ounces from zinc	24,577	0	100%
Gold ounces produced	1,537	409	276%
Equivalent ounces from gold	91,690	20,648	344%
Equivalent ounces from iron	17,318	7,939	118%

Other Developments:

Following the successful acquisition of Silvermex Resources Inc. (“Silvermex”) which closed on July 3, 2012, the Company immediately established full operating control of the La Guitarra Silver Mine located in the State of Mexico. The Company’s current portfolio of four producing silver mines now consists of the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine and the La Guitarra Silver Mine.

The total ore processed during the quarter at the Company's four operating silver mines amounted to 666,688 tonnes milled, representing an increase of 8% over the previous quarter. The average head grade in the quarter for the four mines increased by 2% over the previous quarter to 167 g/t of silver. The combined silver recoveries increased from 59% in the second quarter to 62% in the third quarter of 2012.

There are currently 17 diamond drill rigs operating at the Company’s four operating mines and at the Del Toro Silver Mine. The Company completed 44,670 metres of diamond drilling in the quarter compared to 35,965 metres of diamond drilling in the second quarter 2012, representing a 24% increase over the prior quarter. The expanded exploration program consists of definition drilling to define Reserves and Resources at the Company's four operating mines, and to assist in mining activities at the Del Toro Silver Mine which is being prepared for production by the end of the year. In addition, the current drilling program will be included in an updated NI 43-101 Technical Report, as the Company’s objective is to complete new Technical Reports for each of the Company’s mines in 2013.

The Company's underground development in the third quarter consisted of 14,595 metres compared to 13,627 metres of development in the second quarter of 2012.

At the La Encantada Silver Mine:

  In the third quarter, the processing mill averaged 4,625 tpd of blended ore throughput. The three operating ball mills continue to process fresh mine ore at a rate of approximately 1,800 tpd with the remaining balance of throughput coming from reprocessed tailings. Silver recoveries and grades continue to show positive operating improvements as a result of the increase in fresh ore from the mine.
  As previously disclosed, underground development is currently focused on areas within the mine that contain lower levels of manganese to assist in higher recovery rates. The primary areas of focus have been the San Francisco vein and the Milagros Breccia pipe. During the quarter these areas came into production and are further anticipated to contribute to an overall higher grade and higher recovery for the operation.
  Due to the extensive underground exploration program underway, a new high-grade breccia pipe called “990” was discovered showing silver grades in the range of 400 g/t to 500 g/t. This new discovery is currently being developed and will be in production late in the fourth quarter.
  Two underground diamond drill rigs are currently active at La Encantada. A new NI 43-101 Technical Report is expected to be released before the end of the second quarter of 2013.
  A total of 4,715 metres have been drilled in the third quarter compared to 5,451 metres of drilling in the second quarter of 2012. In addition, a total of 3,328 metres of underground development was completed in the third quarter compared to 3,535 metres of development in the second quarter of 2012.

At the La Parrilla Silver Mine:

  The new dual-circuit processing mill at La Parrilla averaged 2,116 tpd of throughput in the third quarter, representing a 4% increase from the prior quarter.
  The new tailing filters were fully operational in the third quarter allowing the mill to operate on approximately 80% of recycled water. Recycling mill waste water is not only cost efficient and environmentally friendly, it also reduces the operational risk in case local water supplies are threatened by natural disruptions such as severe droughts. La Parrilla is now the second operation under control by First Majestic that utilizes this new environmentally friendly technology.
  An aggressive exploration program with diamond drilling, both underground and on surface, has indicated the continuation of the Rosarios vein system both at depth and along strike which is connecting the San Marcos vein with the Rosarios vein system. This area is currently being developed at Level 9 to connect the San Marcos mine and the Rosarios mine. This connection is expected to be completed during the fourth quarter.
  Three diamond drill rigs are currently operating, two on surface and one underground. The total metres drilled during the third quarter amounted to 9,201 metres compared to 6,816 metres drilled in the previous quarter.

  Development completed in the quarter totaled 5,122 metres compared with 5,247 metres developed in the second quarter.
  As part of the current expansion program, an intensive underground development program and a new ramp system is under construction including a new production shaft of which a raise boring machine has now completed 480 metres of the pilot shaft. In addition, 350 metres of development at Level 11 which will become the new underground rail system connecting the different underground areas to the shaft was completed during the quarter. This investment is expected to improve logistics and the transportation of ore to the mill, ultimately reducing overall costs.
  Following the conclusion of a regional geophysics program in the second quarter, a regional exploration drill program is being designed to target geological anomalies in far reaching areas within La Parrilla’s large 69,460 hectare land package. This program is expected to commence during the second quarter of 2013. These regional anomalies, never explored by modern techniques, are expected to be included in a newly updated NI 43-101 Technical Report expected to be released in early 2013.

At the San Martin Silver Mine:

  The construction of two new large leaching tanks designed to replace some older and smaller leach tanks remains on time and on budget. This program is part of First Majestic’s regular campaign of improving operations by replacing older equipment with newer, cleaner and more efficient systems. Further mill improvements are scheduled for 2013 and will include, new clarification filters, new tailings filters to recirculate water, and to improve environmental conditions.
  The early results of the exploration drilling program at the Rosarios/Huichola veins continue to return very positive results; showing further definition of the North/South system of veins that were previously unknown. Five drill rigs are currently active within the San Martin property. The Company is planning to release an updated NI 43-101 Technical Report prior to the end of 2012.
  Total metres drilled in the third quarter amounted to 9,405 metres compared to 12,066 metres drilled in the previous quarter. In addition, 1,809 metres of development were completed in the third quarter of 2012 compared to 2,172 metres of development in the second quarter of 2012.

At the Del Toro Silver Mine:

  Construction and development at the Del Toro Silver Mine is well underway with initial production expected to reach 1,000 tpd by year end, 2,000 tpd by the third quarter of 2013, and 4,000 tpd by mid-2014.
  During the quarter, the Company received the final Environmental Impact Statement permit from the Mexican government (SEMARNAT) approving the cyanidation circuit and the enlarged processing facilities at the Del Toro Silver Mine. This was the final permit needed to achieve the targeted mill capacity of 4,000 tpd by mid- 2014.
  Following the successful platform construction and foundation pouring in the first half of the year, mechanical installations continued in the quarter at the crushing, flotation and thickeners areas. The construction of the 1,000 tpd flotation plant is 75% completed. Initial start-up of operations is estimated for the last week of November.
  Final testing of the sewage water treatment plant was completed during the third quarter. Once the mill construction is completed, First Majestic is looking forward to being able to recirculate the waste water from the town of Chalchihuites back into a collection facility for treating and reuse not only saving the environment but also conserving water in the region.
  Six drill rigs are active; three on surface and three underground. During the quarter, 36 holes were completed for a total of 11,365 metres. Drilling continues in order to infill previous holes, and test for additional resources and to upgrade previously defined Measured and Indicated Resources.
  Underground development is continuing into the very prospective Perseverancia mine and the recently discovered San Nicolas chimney. The Company released an updated NI 43-101 Technical Report on August 21, 2012, which included some of the new resources discovered in this area. The results revealed an increase in silver grade of the overall Measured and Indicated Resources by 20% to 175 g/t.
  Development at the San Juan mine for preparation for the upcoming production stage continued during the quarter. Ore continues to be extracted to surface from the San Juan mine. During the quarter, a total of 22,365 tonnes have been mined at Level 9 adding to the mined ore from the second quarter bringing the total stockpile of ore on surface to 56,562 tonnes at quarter end. In addition, the new pump station, new powder magazines and the initial work of a new underground shop are underway. The total development at Del Toro for the third quarter was 3,150 metres in the three mines; San Juan, Perseverancia/San Nicolas and Dolores.

At the La Guitarra Silver Mine:

  On July 3, 2012, the Company successfully completed the acquisition of Silvermex which resulted in the La Guitarra Silver Mine becoming the Company’s fourth producing silver mine.
  Following the acquisition, an aggressive exploration program was developed across multiple areas of interest covered by the 39,714 hectares of mining claims within the Temascaltepec mining District. The results of this exploration program are expected to be included in an updated NI 43-101 Technical Report scheduled for release by the end of 2013.
  The Company plans to increase production levels from the current capacity of 350 tpd to 500 tpd at the beginning of 2013. An underground development program is being implemented in order to meet the mines for a first ramp up. It is expected that throughput during 2013 will be maintained at 500 tpd which will result in silver production at La Guitarra reaching approximately 1 million silver ounces for the year 2013.
  The concentrates being produced at La Guitarra through the old flotation circuit are currently being shipped to the La Parrilla mill for leaching in the cyanidation process and are being converted into silver doré bars which are reducing smelting and refining costs and expected to improve the overall economics of the La Guitarra Silver Mine.
  Permitting for a 1,000 tpd cyanidation processing facility will commence in the next few months with a planned commencement of construction in the third quarter of 2013. At 1,000 tpd throughput from cyanidation, production is anticipated to reach over 2 million ounces of silver doré production per year in 2014.

At the Rosario Silver Mine and other assets:

  First Majestic is reviewing the exploration program for the adjacent Rosario and San Juan properties in the Sinaloa Mexico mining area. This exploration program is being planned to commence in early 2013. The Company is also assessing its portfolio of other exploration properties to determine if these additional properties fit within the Company's production portfolio.

First Majestic is a silver producing company with operations focused in Mexico. The Company is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2011, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.